[Exhibit 21.1 - List of Subsidiaries]

China Software Technology Group Co., Ltd.
List of Subsidiaries

Name of Subsidiary	Jurisdiction	Ownership Percentage
HXT Holdings, Inc. (“HXT Holdings”)	Delaware	100%
Heng Xing Technology Group Development Limited (“XHT”)	British Virgin Islands	100%*
Shenzhen Hengtaifeng Technology Co., Ltd. (“HTF”)	PRC	100%*

* indirectly owned through a subsidiary or subsidiaries